EXHIBIT 23.2





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of BSD Software, Inc.

We consent to the use of our report dated September 24, 2004, with respect to the consolidated balance sheets of BSD Software, Inc. as at July 31, 2004 and 2003, and the related statements of operations and deficit and cash flows for the periods then ended, included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated September 24, 2004 contains an explanatory paragraph that states that the Company has experienced operating losses and has a working capital deficiency, that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Regina, Canada
March 24, 2005